COURT OF APPEAL - 4TH DIST DIV 3

FILED

May 10, 2016

Deputy Clerk: D. Jackson

NOT TO BE PUBLISHED IN OFFICIAL REPORTS

IN THE COURT OF APPEAL OF THE STATE OF CALIFORNIA

FOURTH APPELLATE DISTRICT

DIVISION THREE

DELAWARE TETRA TECHNOLOGIES, INC.,

Plaintiff and Appellant,

v.

COUNTY OF SAN BERNARDINO et al.,

Defendants and Respondents;

SANTA MARGARITA WATER DISTRICT et al.,

Real Parties in Interest and Respondents.

G050881

(Super. Ct. No. 30-2013-00635125)

O P I N I O N

Appeal from a judgment of the Superior Court of Orange County, Gail Andrea Andler, Judge. Affirmed.

Rutan & Tucker, Robert S. Bower, Philip D. Kohn, John A. Ramirez and Alan B. Fenstermacher for Plaintiff and Appellant.

Downey Brand, Christian L. Marsh, Kevin M. O'Brien and Rebecca R.A. Smith for Defendants and Respondents.

Best Best & Krieger, Michelle Ouellette and Sarah E. Owsowitz for Real Party in Interest and Respondent Santa Margarita Water District.

Brownstein Hyatt Farber Schreck, Diane C. De Felice, Amy M. Steinfeld; Woodruff, Spradlin & Smart and M. Lois Bobak for Real Parties in Interest and Respondents Cadiz, Inc., and Fenner Valley Mutual Water Company.

Richards, Watson & Gershon, James L. Markman, B. Tilden Kim and Patrick D. Skahan for American Ground Water Trust and Property and Environment Research Center as Amici Curiae on behalf of Defendants and Respondents and Real Parties in Interest and Respondents.

* * *

INTRODUCTION

A proposed project to pump fresh groundwater from an underground aquifer located below real property owned by Cadiz, Inc. (Cadiz), in the Mojave Desert (the Project) spawned six related cases. The Project is a public/private partnership, the purposes of which are to prevent waste of the water in the underground aquifer, and to transport the water to many other parts of the state in which it is needed. The Santa Margarita Water District (Santa Margarita), the lead agency for the Project, certified an environmental impact report (EIR) for the Project, finding it met the requirements of the California Environmental Quality Act (CEQA) (Pub. Resources Code, § 21000 et seq.).

In this case, Delaware Tetra Technologies, Inc. (Delaware Tetra), filed a petition for a writ of mandate and complaint in the trial court, challenging a resolution by the San Bernardino County Board of Supervisors (the board of supervisors and the County of San Bernardino will be jointly referred to as the County). That resolution

adopted Santa Margarita's environmental findings, found that the EIR certified by Santa Margarita was sufficient, and approved a groundwater management, monitoring, and mitigation plan for the Project (the Plan). The resolution also found that the Plan and a memorandum of understanding among the County, Santa Margarita, Cadiz, and the operator of the Project (the Memorandum) qualified the Project for an exclusion from the requirements of a San Bernardino County ordinance regarding desert groundwater management. The real parties in interest named in the petition for a writ of mandate were Santa Margarita, Cadiz, and Fenner Valley Mutual Water Company (Fenner Valley), the nonprofit mutual benefit corporation that would be formed to operate the Project and distribute water to the Project participants. The trial court denied the petition and Delaware Tetra appeals. We affirm.

First, Delaware Tetra argues that the Project violates the San Bernardino County ordinance regarding desert groundwater management. We conclude the Project complied with the County's ordinance, and specifically with the ordinance's rules for obtaining an exclusion from its requirements.

Second, Delaware Tetra argues that the County violated the desert groundwater management ordinance by approving the Memorandum before it approved the Plan. We conclude that nothing in the ordinance requires that one document be approved before the other. Even if the sequence in which the documents were executed or approved was in error, Delaware Tetra has not demonstrated any prejudice. When the County approved the Plan, it specifically found that the Memorandum would fully implement and enforce it.

Third, we conclude the Plan was consistent with the Memorandum. Fourth and finally, we conclude the Project did not violate common law restrictions regarding overdraft from the aquifer.

Statement of Facts and Procedural History

In 2002, the County approved San Bernardino County Ordinance No. 3872, which added article 5, section 33.06551 et seq., Desert Groundwater Management, to San Bernardino County Code title 3, division 3, chapter 6 (the Ordinance). In order to protect desert groundwater resources, the Ordinance required operators of groundwater wells, unless specifically excluded, to obtain permits and comply with specified standards for maintaining the health of groundwater aquifers.

Cadiz owns land in San Bernardino County, which overlies the Cadiz Valley and Fenner Valley aquifer system in the Mojave Desert. The aquifer is estimated to hold 17 to 34 million acre-feet of fresh groundwater. This groundwater flows downward to two dry lakes, where it mixes with highly salinated groundwater before evaporating. Once the groundwater reaches the dry lakes, it becomes unusable as fresh water. A stated purpose of the Project is to save "substantial quantities of groundwater" that are being lost to evaporation and excess salinity. Delaware Tetra operates brine mining facilities at the dry lakes, which produce calcium chloride brine and sodium chloride. The flow of groundwater is critical to Delaware Tetra's operations.

The Project would have two distinct but related components: (1) groundwater conservation and recovery, and (2) imported water storage. In the first part of the Project (phase 1), approximately 34 new wells will be constructed on Cadiz's land to extract an average of 50,000 acre-feet of groundwater from the aquifer every year for 50 years; as many as 75,000 acre-feet of groundwater may be extracted in any given year.[1] Cadiz must pump the groundwater "in accordance with agreements with Cadiz Inc. and the Cadiz Groundwater Management, Monitoring and Mitigation Plan . . . ."

[1] An acre-foot is the volume of water that would cover one acre to a depth of one foot. (Webster's 3d New Internat. Dict. (2002) p. 19, col. 1.) Fifty thousand acre-feet is equivalent to 16.3 billion gallons.

The water will be transported via a 43-mile underground water conveyance pipeline to the Colorado River Aqueduct; the aqueduct will then transport the water to the Project participants, including Santa Margarita. Eighty percent of the Project's annual groundwater yield will be delivered to water providers with whom Cadiz has contracted; the remaining 20 percent will be reserved for users in San Bernardino County. The Project participants will use the water from the Project for their customers located in Los Angeles, Orange, Riverside, San Bernardino, and Ventura Counties.

The Project will be managed and operated by a private, nonprofit entity, Fenner Valley, formed by Cadiz. The Project's pumping of groundwater before it can flow downgradient to Delaware Tetra's mining facilities will significantly and negatively affect Delaware Tetra's business.[2]

In the second part of the Project (phase 2), the Project participants will be able to send any surplus surface water supplies back to the Project site, to be held in storage in spreading basins until they are needed. Phase 2 is not currently under consideration; additional environmental review will be required before phase 2 proceeds.

Santa Margarita posted a notice of preparation of a draft EIR for the Project in March 2011. In December 2011, Santa Margarita released the draft EIR for public review and comment.

Santa Margarita, the County, Cadiz, and Fenner Valley agreed to the Memorandum, under the terms of which the Plan would be developed in connection with the finalization of the EIR and would "govern the operation and management of the Project by [Fenner Valley] during the operational phase of the Project, the currently anticipated term of which is 50 years." In the Memorandum, the parties agreed that "compliance by [Santa Margarita], [Fenner Valley], and Cadiz with the provisions of th[e

[2] The Plan identifies negative impacts on Delaware Tetra's mining operations as a potentially significant adverse effect of the Project, and specifies how any negative impacts will be addressed.

Memorandum] and the [Plan] will satisfy the requirements for an exclusion from the permitting requirements" of the Ordinance. The Memorandum provided that the Project could not proceed unless the parties finalized the Plan based on information provided during the process of finalizing the EIR.

On July 31, 2012, Santa Margarita certified the final EIR and approved an updated version of the Plan. Two months later, the County approved a resolution (1) adopting Santa Margarita's environmental findings and statement of overriding considerations; (2) finding that the EIR certified by Santa Margarita was sufficient; (3) approving the Plan; and (4) finding that the Plan and the Memorandum qualify the Project for an exclusion from the requirements of the Ordinance.

Delaware Tetra filed a petition for a writ of mandate and complaint for injunctive and declaratory relief, challenging the County's resolution approving the Plan, the conditions for approval of the Plan, and the EIR. Delaware Tetra later filed a first amended petition and complaint. Following a bench trial, the trial court issued a detailed statement of decision in favor of respondents, and entered judgment denying the petition and ruling against Delaware Tetra on its complaint. Delaware Tetra timely filed a notice of appeal.

DISCUSSION

I.

CALIFORNIA WATER LAW

The California Constitution and the Water Code make clear that the policy of this state is to put water resources to reasonable and beneficial use. The Constitution provides: "It is hereby declared that because of the conditions prevailing in this State the general welfare requires that the water resources of the State be put to beneficial use to the fullest extent of which they are capable, and that the waste or unreasonable use or unreasonable method of use of water be prevented, and that the conservation of such

waters is to be exercised with a view to the reasonable and beneficial use thereof in the interest of the people and for the public welfare." (Cal. Const., art. X, § 2.)

Groundwater belongs to the state, not any person or entity, but may be extracted by those with the right to do so, including those whose land overlies the groundwater source. (*Central and West Basin Water Replenishment Dist. v. Southern Cal. Water Co.* (2003) 109 Cal.App.4th 891, 905-906.)

State agencies have consistently concluded that flexibility is necessary in managing groundwater supplies. "Groundwater management must be adapted to an area's political, institutional, legal, and technical constraints and opportunities. Groundwater management must be tailored to each basin or subbasin's conditions and needs. Even within a single basin, the management objectives may change as more is learned about managing the resource within that basin. Flexibility is the key, but that flexibility must operate within a framework that ensures public participation, monitoring, evaluation, feedback on management alternatives, rules and regulations, and enforcement." (Dept. of Water Resources, Cal.'s Groundwater: Bulletin 118-Update 2003 (Oct. 2003) p. 38 <http://www.water.ca.gov/pubs/groundwater/bulletin_118/california's_groundwater__bulletin_118_-_update_2003_/bulletin118_entire.pdf> [as of May 10, 2016].)

II.

STANDARD OF REVIEW

All parties agree that this is a standard mandamus action, meaning the County's quasi-legislative action must be upheld unless it is arbitrary and capricious, entirely lacking in evidentiary support, or contrary to law. (*United States v. State Water Resources Control Bd.* (1986) 182 Cal.App.3d 82, 112-113.) "'In a mandamus proceeding, the ultimate question, whether the agency's action was arbitrary or capricious, is a question of law. [Citations.] Trial and appellate courts therefore perform the same function and the trial court's statement of decision has no conclusive effect

upon us. [Citation.]' [Citation.]" (*Western/California, Ltd. v. Dry Creek Joint Elementary School Dist.* (1996) 50 Cal.App.4th 1461, 1492.)

III.

THE PROJECT DOES NOT VIOLATE THE ORDINANCE

The purpose of the Ordinance is to protect the County's aquifers while allowing reasonable use of its groundwater resources. (Ordinance, § 33.06551.) The Ordinance requires that the operators of new groundwater wells apply for and obtain permits from the County. (*Id.*, § 33.06554.) Permits may not be issued unless the County "determines, based upon the available data, that the well(s) constructed and operated as proposed, would not result in exceeding the groundwater safe yield of the relevant aquifers." (*Id.*, § 33.06554, subd. (d).) The Ordinance defines groundwater safe yield as: "The maximum quantity of water that can be annually withdrawn from a groundwater aquifer (i) without resulting in overdraft (ii) without adversely affecting aquifer health and (iii) without adversely affecting the health of associated lakes, streams, springs and seeps or their biological resources. The safe yield of an aquifer can be increased by management actions such as artificial recharge, including infiltration and other similar actions." (*Id.*, § 33.06553, subd. (i).) In turn, overdraft is defined as: "The condition of a groundwater supply in which the average annual amount of water withdrawn by pumping exceeds the average annual amount of water replenishing the aquifer in any ten (10) year period, considering all sources of recharge and withdrawal." (*Id.*, § 33.06553, subd. (j).)

The Ordinance excludes wells that meet the following standards: "This Article shall not apply to any well operated by any district or person where the district or person has performed both of the following: [¶] (1) adopted a groundwater management plan pursuant to Water Code section 10750, et seq. ('AB 3030 Plan') which adheres to 'groundwater safe yield' and 'aquifer health' limitations, as those terms are defined in section 33.06553 of this Code or has otherwise developed and instituted a

County-approved groundwater management, monitoring and mitigation plan associated with its extraction of water that is consistent with guidelines developed by the County; and [¶] (2) executed a Memorandum of Understanding ('MOU') or other binding agreement with the County which: [¶] (A) requires the parties to share groundwater monitoring information and data and to coordinate their efforts to monitor groundwater resources in the County; and [¶] (B) ensures that the measures identified in the AB 3030 Plan or County-approved groundwater management, monitoring and mitigation plan are fully implemented and enforced. Such MOU or agreement must remain enforceable in order to provide for an exclusion from this Article." (Ordinance, § 33.06552, subd. (b).)

Delaware Tetra argues that the Project is excluded only from the permitting requirements in the Ordinance, not from the Ordinance as a whole. Therefore, Delaware Tetra contends, the Project was required to comply with the definitions of groundwater safe yield and overdraft included in the Ordinance, which it will fail to do. The County argues, however, that the Project is excluded from the entirety of the Ordinance. The clear and unambiguous language of the Ordinance establishes that the County is correct.

The relevant language of the Ordinance provides, "*[t]his Article shall not apply*" (Ordinance, § 33.06552, subd. (b), italics added) when the person or entity operating a groundwater well has developed and instituted a groundwater management, monitoring, and mitigation plan approved by the County and consistent with its guidelines, and has executed a memorandum of understanding ensuring that the measures outlined in the aforementioned plan are implemented and enforced (*ibid.*). In this case, Santa Margarita developed the Plan, which was approved by the County, and executed the Memorandum. Therefore, the Project was excluded from the entirety of the Ordinance.

The language of the Ordinance excluding certain projects from its requirements allows two different types of groundwater management plans: "[A] groundwater management plan pursuant to Water Code section 10750, et seq. . . .

which adheres to 'groundwater safe yield' and 'aquifer health' limitations, as those terms are defined in section 33.06553 of this Code" or "a County-approved groundwater management, monitoring and mitigation plan associated with its extraction of water that is consistent with guidelines developed by the County." (Ordinance, § 33.06552, subd. (b)(1).) By making the Ordinance's definitions of groundwater safe yield and aquifer health specifically applicable to the first type of management plan but not the second type, the language of the Ordinance establishes that those definitions do not apply to the second type of management plan described by the Ordinance. There is no dispute that the Plan is of the second, not the first, type of management plan.

Delaware Tetra argues that it is counterintuitive to exclude a large-scale pumping project from the groundwater safe yield requirements of the Ordinance because such a project would potentially cause more harm to the health of the groundwater aquifer than would any individual groundwater well. To the contrary, the detailed mitigation strategies included in the Plan, combined with the accountability of the Memorandum, provide more protection for the aquifer than would the process of obtaining a permit for each well that met the Ordinance's groundwater safe yield requirements.

Delaware Tetra cites to and quotes from a number of documents which, it contends, are concessions by the County as to the meaning of exclusion from the Ordinance. In light of our conclusion that the language of the Ordinance is clear and unambiguous, we need not consider Delaware Tetra's extrinsic evidence regarding its meaning. (*Kavanaugh v. West Sonoma County Union High School Dist.* (2003) 29 Cal.4th 911, 919.) Even if we did consider that evidence, it would not change our conclusion. All the documents cited by Delaware Tetra postdate the County's approval of the Ordinance by at least nine years, and provide little or no guidance as to its meaning.

Supporting our conclusion is the report/recommendation to approve the Ordinance, which was provided to the County by the assistant county administrator for the Economic Development/Public Services Group, when the Ordinance was enacted in 2002. It states, in relevant part: "To avoid unintended negative impacts, especially on small water users, a number of exclusions to the ordinance were developed, including: [¶] 1. An adopted groundwater management plan, including but not limited to an 'AB 3030 plan' and an executed [memorandum of understanding] in which the developer would share groundwater monitoring information and would ensure that the groundwater management plans are fully implemented and enforced. This provision has always been in the proposed ordinance and is *the provision which would exclude the MWD/Cadiz project from the application of the ordinance if their project ever proceeds*." (San Bernardino County Economic Development/Public Services Group, Report/ Recommendation to San Bernardino County Board of Supervisors and Record of Action (Oct. 29, 2002) pp. 3-4 [report on proposed Ordinance No. 3872], italics added.) Thus, the only document purporting to interpret the effect of the Ordinance's exclusion principles, which was before the County at the time it approved the Ordinance, clearly states that the management plan/memorandum of understanding exclusion would exclude the Project from the Ordinance, not merely from the permitting requirements.

The clear and unambiguous language of the Ordinance provides that the preparation of the Plan and the execution of the Memorandum excluded the Project from the Ordinance, including, but not limited to, the Ordinance's definitions of groundwater safe yield and overdraft.

IV.

THE COUNTY DID NOT VIOLATE THE ORDINANCE BY APPROVING THE MEMORANDUM BEFORE APPROVING THE PLAN

Delaware Tetra argues that the County violated the Ordinance by excluding the Project from its requirements because it approved the Memorandum before it

approved the Plan. The Ordinance requires that a groundwater management plan be approved by the County and an agreement entered into between the County and the well operator before the groundwater well project may be excluded from the Ordinance's requirements (Ordinance, § 33.06552, subd. (b)); the Ordinance itself does not provide that those documents be finalized in any particular sequence. Nevertheless, Delaware Tetra argues that logic requires the management plan be approved first, so the County would know what it was agreeing to when it entered into the memorandum of understanding or other agreement with the well operator.

The resolution by the County, approving the final EIR and the Plan and finding that the Project was excluded from the Ordinance (resolution No. 2012-176), provides, in relevant part: "The County has reviewed the [Plan], as amended and attached as Exhibit B, and finds that it complies with Section 33.06552(b) of the County's Ordinance in that it requires the parties to share groundwater monitoring information and data and coordinate their efforts to monitor groundwater resources in the County and has been prepared consistent with the County's Guidelines for Preparation of a Groundwater Monitoring Plan (Rev. June 2000). The Board hereby approves the [Plan] attached hereto as Exhibit B. [¶] . . . The County has reviewed the [Memorandum] and finds that it will ensure that the measures in the [Plan], as amended September 2012, will be fully implemented and enforced. Together, the [Plan] and [the Memorandum] qualify for an 'exclusion' from the permitting requirements of the Ordinance pursuant to Section 33.06552(b). The Board hereby authorizes installation of wells and extraction of groundwater as part of Phase I of the Project subject to the [Memorandum], MMRP, [the Plan], and the Conditions of Approval . . . ." (Italics & boldface omitted.)

Even if there were an error in the approval of the Memorandum before the Plan, there is no prejudice. Delaware Tetra's argument is that the County could not bind itself to the terms of the Memorandum, which would implement the Plan, without knowing what the terms of the Plan were. The County's findings establish that the

Memorandum was reviewed after the Plan was finalized and that the Memorandum would ensure the implementation and enforcement of the Plan, the terms of which were known to the County.

Delaware Tetra relies on *County of Amador v. El Dorado County Water Agency* (1999) 76 Cal.App.4th 931, 940 (*County of Amador*), in which the El Dorado County Water Agency and the El Dorado Irrigation District (the defendants) prepared an EIR for a project to take water from high Sierra lakes, and certified the EIR under CEQA. The trial court issued a writ of mandate to set aside the approval of the EIR. (*County of Amador, supra,* at p. 940.) On appeal, the defendants contended that the trial court's ruling was mooted by subsequent events. (*Id.* at pp. 940-941.) Specifically, the defendants argued that El Dorado County's approval of a new general plan addressed the trial court's concern that the approval of the EIR had illegally preceded the adoption of the general plan. (*Id.* at p. 947.) The appellate court disagreed for two reasons. (*Ibid.*) First, in a separate case, the new general plan had been determined to be inadequate, and was ordered to be redrafted. (*Id.* at pp. 947-948.) Second, the appellate court concluded that El Dorado County's later consideration of mitigation measures and project alternatives could not rectify the defendants' failure to consider those matters during the environmental review process. (*Id.* at p. 948.) "Since the purpose of an EIR is to ensure an informed public and informed descisionmaking [citations], another entity's subsequent determinations are irrelevant when considering whether the lead agency complied with CEQA mandates." (*Ibid.*)

In *County of Amador, supra,* 76 Cal.App.4th at page 948, the defendants also contended the appeal was moot because the State Water Resources Control Board issued decision No. D-1635, relating to water flows and lake levels, which provided the impacts analysis and mitigation measures that the trial court had concluded were not fully considered in the EIR. The State Water Resources Control Board, however, later issued an order directing reconsideration of decision No. D-1635. (*Id.* at p. 949.) Even though

the defendants remained "committed to implement[ing] the conditions set forth in" decision No. D-1635, the appellate court concluded that decision could not moot anything. (*Ibid.*) "[G]iven that D-1635 is, for all intents and purposes, nonexistent, we cannot put much stock in a willingness to agree to phantom terms. Unlike the [water agency], we will not speculate that the same mitigation measures will ultimately be imposed by [the State Water Resources Control Board]." (*Ibid.*)

Delaware Tetra also cites *Midway Orchards v. County of Butte* (1990) 220 Cal.App.3d 765, 770-771, in which the County of Butte approved an amendment to the general plan and a zoning ordinance for a particular parcel, and later approved a development agreement permitting construction of a project on that parcel. As required by Government Code section 65867.5, subdivision (b), the development agreement included a finding that its provisions were consistent with the general plan. (*Midway Orchards v. County of Butte, supra,* at p. 771.) However, at the time the development agreement was approved by the County of Butte, the amendment to the general plan was subject to the filing of a petition for referendum, and the agreement was therefore not effective. (*Id.* at p. 773.) Thus, at the time the development agreement was approved, it was not consistent with the existing general plan. (*Ibid.*)

Neither *County of Amador* nor *Midway Orchards v. County of Butte* is inconsistent with our conclusion. In neither case did the involved agency, as here, make specific findings after the documents in question were finalized that they fully complied with the ordinance in question.

V.

THE PLAN IS CONSISTENT WITH THE MEMORANDUM IN ITS DEFINITIONS OF OVERDRAFT AND GROUNDWATER SAFE YIELD.

Delaware Tetra contends that the Memorandum "expressly provides that the [Plan] must conform to the [Memorandum] and be consistent with its terms." (Boldface omitted.) Delaware Tetra further contends that the two documents are not

consistent because the Plan replaces the Memorandum's concept of "temporary surplus" with the concept of "sustainable yield."

In the Memorandum, the following terms have the following definitions: (1) groundwater safe yield means "the maximum quantity of water that can be annually withdrawn from the groundwater aquifer (i) without resulting in overdraft (ii) without adversely affecting aquifer health, and (iii) without adversely affecting the health of associated lakes, streams, springs, and seeps or their biological resources"; (2) overdraft means "the condition of a groundwater supply in which the average annual amount of water withdrawn by pumping exceeds (i) the average annual amount of water replenishing the aquifer in any ten-year period, and (ii) groundwater that may be available as Temporary Surplus"; (3) temporary surplus means "the planned removal of groundwater from storage pursuant to the [Plan] necessary to create underground storage space for the capture and beneficial use of natural recharge without causing Undesirable Results"; and (4) undesirable results mean "(i) the progressive decline in groundwater levels and freshwater storage below a 'floor' to be established by the County through the [Plan]; (ii) the progressive decline in groundwater levels and freshwater storage at a rate greater than the rate of decline to be established by the County through the [Plan] where the decline signifies a threat of other physical impacts enumerated in this subparagraph 2(k); (iii) land subsidence, (iv) the progressive migration of hyper-saline water from beneath the Cadiz or Bristol Dry Lakes toward the Project well sites; (v) increases in air quality particulate matter; (vi) loss of surface vegetation; or (vii) decreases in spring flows."

The Plan uses the same definition for overdraft as does the Memorandum. The Plan adopts and incorporates by reference the Memorandum's definitions of overdraft and undesirable results. Although the Plan does not separately define "temporary surplus," by adopting the definition of overdraft that includes reference to temporary surplus, the Plan effectively adopts the concept of temporary surplus as well.

There is no inconsistency between the Plan and the Memorandum regarding overdraft, temporary surplus, or undesirable results. While Delaware Tetra contends that the Plan unlawfully replaces the concept of temporary surplus with "sustainable yield," our review shows that the term "sustainable yield" does not appear within the Plan.

Delaware Tetra argues that because the Plan does not tie the amount of groundwater that may be extracted from the aquifer to the natural recharge of the aquifer, the Plan and the Memorandum must be inconsistent. The documents are consistent, but use slightly different terminology to discuss the extraction of water from the aquifer.

Delaware Tetra also argues that the Plan arbitrarily established a maximum drawdown level that was not connected to the Memorandum's definition of safe yield. The Memorandum required that the consultant of Santa Margarita and Cadiz, in conjunction with the County's consultant, "(i) identify the groundwater levels that will serve as monitoring targets and a 'floor' for the maximum groundwater drawdown level in the Project wellfield, and (ii) establish a projected rate of decline in the groundwater table." The drawdown level set forth in the Plan was established pursuant to the Memorandum, and is not inconsistent with the Memorandum.

VI.

THE PROJECT IS CONSISTENT WITH CALIFORNIA LAW REGARDING GROUNDWATER MANAGEMENT.

Delaware Tetra argues that the Plan also violates common law restrictions regarding overdraft. Delaware Tetra relies on *City of Los Angeles v. City of San Fernando* (1975) 14 Cal.3d 199, 207, in which the City of Los Angeles, among other things, sought to quiet its title and obtain a declaration of rights to the water underlying the Upper Los Angeles River Area. The California Supreme Court addressed the issues of pueblo rights to groundwater as against rights to water added by the parties to groundwater reserves, and both rights as against prescriptive rights to the groundwater. In its opinion, the court explained and defined the "principles" of surplus, overdraft, and

safe yield, and analyzed the sufficiency of the evidence before the trial court. (*Id.* at pp. 278-280.) As described in part V. of the Discussion section, *ante*, these principles were correctly defined and applied in the Plan and the Memorandum.

The clear legislative and regulatory policy in California is that the management of groundwater is a matter reserved to the discretion of the relevant local governmental bodies and agencies. (Wat. Code, §§ 113, 10720.1; *Baldwin v. County of Tehama* (1994) 31 Cal.App.4th 166, 182; Dept. of Water Resources, Cal.'s Groundwater: Bulletin 118-Update 2003, *supra*, at p. 38 <http://www.water.ca.gov/pubs/groundwater/bulletin_118/california's_groundwater__bulletin_118_-_update_2003_/bulletin118_entire.pdf> [as of May 10, 2016].) Nothing in the common law sets specific standards or methods for groundwater management. (*City of Lodi v. East Bay Mun. Utility Dist.* (1936) 7 Cal.2d 316, 340-341; *City of Santa Maria v. Adam* (2012) 211 Cal.App.4th 266, 288-289.)

Even in the case on which Delaware Tetra relies, *City of Los Angeles v. City of San Fernando*, *supra*, 14 Cal.3d at page 280, the Supreme Court (in explaining its opinion in *City of Pasadena v. City of Alhambra* (1949) 33 Cal.2d 908) noted that determinations based on the safe yield of an aquifer "must be read in light of the facts of [the] case." In *City of Los Angeles v. City of San Fernando*, *supra*, 14 Cal.3d at page 281, the Supreme Court focused on "the methods by which plaintiff or any other party extracted, diverted, or spread water" and whether those methods "exceeded the bounds of reasonable beneficial use." Accordingly, the analytical framework that the Supreme Court used in *City of Los Angeles v. City of San Fernando* is consistent with the analyses the trial court and this court have used here.

DISPOSITION

The judgment is affirmed. Respondents to recover costs on appeal.

FYBEL, J.

WE CONCUR:

ARONSON, ACTING P. J.

IKOLA, J.